UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-38665

COOTEK (CAYMAN) INC.

9F, T2 Building, NO.16, Lane 399, Xinlong Road

Shanghai, 201101

People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On  January 25, 2021, Cootek (Cayman) Inc. (the “Company”) entered into a standby equity distribution agreement (the “SEDA”) with YA II PN, Ltd. (the “Purchaser”). Pursuant to the SEDA, the Company will be able to sell up to US$20,000,000 of its American depositary shares (the “ADSs”) at the Company’s request any time during the 36 months following the date of the SEDA. The ADSs would be purchased at 90% of the market price, which is defined as the lowest daily volume weighted average price of the Company’s ADSs during the five consecutive trading days commencing on the trading day following the date the Company submits an advance notice to the Purchaser. For each advance notice, the maximum advance amount would be 100% of the average daily value traded of the ADSs during the ten trading days immediately prior to the date of each advance notice, or such other amount as may be agreed by the parties. The purchase would be subject to certain limitations, including that the Purchaser could not purchase any ADSs that would result in it and its affiliates owning more than 4.99% of the Company’s then outstanding share capital.

The offer and sale of the ADSs thereunder are registered pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-251355) previously filed with the U.S. Securities and Exchange Commission and an accompanying prospectus supplement.

The Purchaser has agreed that, during the term of the SEDA, neither the Investor nor its affiliates will engage in any short sales or hedging transactions with respect to the Company’s Class A ordinary shares or ADSs.

The foregoing description of the SEDA is qualified in its entirety by reference to the full text of the SEDA, a copy of which is filed herewith as Exhibit 10.1 to this Current Report on Form 6-K. This Form 6-K (excluding Exhibit 99.1 hereto titled “Press Release”) is hereby incorporated by reference into the Company’s registration statement on Form F-3 initially filed on December 15, 2020 (Registration Statement No. 333-251355).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COOTEK (CAYMAN) INC.

	By:	/s/ Karl Kan Zhang
		Name:	Karl Kan Zhang
		Title:	Chairman of the Board of Directors and Chief Technology Officer

Date : January 25, 2021

Exhibit Index

Exhibit 10.1 — Standby Equity Distribution Agreement
Exhibit 99.1 — Press Release